UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Annual Meeting

On April 27, 2026, EpicQuest Education Group International Limited. (the “Company”) held its annual meeting of shareholders at 10:00 a.m. Central Daylight Time (the “Annual Meeting”). The number of shares of common stock that voted on matters presented at the Annual Meeting was 859,113, representing approximately 58.06% of the 1,479,479 shares outstanding as of March 27, 2026, the record date for the Annual Meeting.

At the Annual Meeting, the proposals set forth below were submitted to a vote of the Company’s shareholders. Each proposal is described in detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on March 27, 2026 (the “Proxy Statement”). The final voting results are as follows:

1. The election of directors duly nominated: Jianbo Zhang, Zhenyu Wu, Craig Wilson, G. Michael Pratt and Xiaojun Cui.

NOMINEE	VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
Jianbo Zhang	816,141	3,486	953	38,533
Zhenyu Wu	815,942	3,685	953	38,533
Craig Wilson	815,913	3,714	953	38,533
G. Michael Pratt	815,948	3,679	953	38,533
Xiaojun Cui	815,942	3,684	954	38,533

2. The ratification of the appointment of ZH CPA, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026.

VOTES FOR	VOTES AGAINST	ABSTAIN	BROKER NON-VOTES
855,049	3,102	962	-0-

The proposals described above were acted upon by the Company’s shareholders at the Annual Meeting and received a sufficient number of votes to be approved. For more information about the foregoing proposals, see the Proxy Statement, the relevant portions of which are incorporated herein by reference. The results reported above are final voting results. No other matters were considered or voted upon at the meeting.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-258658 and 333-273948) and Form F-3 (File Nos. 333-264807; 333-277859; 333-288399; and 333-291201), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: April 28, 2026